UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from             to

Commission File Number 1-32743

A.	Full title of the plan and address of the plan, if different from the issuer named below:

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

EXCO Resources, Inc.

12377 Merit Dr., Suite 1700

Dallas, TX 75251

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Independent Auditor’s Report Thereon)

MONTGOMERY COSCIA GREILICH LLP

Certified Public Accountants

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

Note: Supplemental schedules, other than those listed above, are omitted because of the absence of conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Savings Income Security Act of 1974.

MONTGOMERY COSCIA GREILICH LLP

Certified Public Accountants

2500 Dallas Parkway, Suite 300

Plano, Texas 75093

972.748.0300 p

972.748.0700 f

Thomas A. Montgomery, CPA

Matthew R. Coscia, CPA

Paul E. Greilich, CPA

Jeanette A. Musacchio

James M. Lyngholm

Christopher C. Johnson, CPA

J. Brian Simpson, CPA

Rene E. Balli, CPA

Independent Auditor’s Report

To the Participants and Trustees of

EXCO Resources, Inc. Employees Savings Trust

We have audited the accompanying statements of net assets available for benefits of the EXCO Resources Inc. Employees Savings Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MONTGOMERY COSCIA GREILICH LLP

/s/ Montgomery Coscia Greilich LLP
Plano, Texas
June 29, 2010

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 and 2008

	2009	2008
ASSETS
Investments, at fair value
Registered investment companies	$39,410,279	$22,715,767
Employer unitized stock fund	8,932,765	3,108,273
Participant notes receivable	720,346	433,399

Total investments	49,063,390	26,257,439
Receivables
Employer contribution	132,421	109,836
Participant contribution	132,421	109,836
Other contributions	—	1,402

Total receivables	264,842	221,074

Net assets available for benefits	$49,328,232	$26,478,513

The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

STATEMENTS OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 and 2008

	2009	2008
Additions (deductions) to (from) net assets available for plan benefits attributed to:

Investment income
Net appreciation (depreciation) in fair value of investments	$12,388,288	$(10,200,883)
Interest on participant notes receivable	36,143	28,394

Total investment income	12,424,431	(10,172,489)

Contributions:
Employer	6,958,279	6,106,402
Participant	6,958,279	6,106,402
Rollover	251,293	859,610

Total contributions	14,167,851	13,072,414

Transfers In:	—	9,910,154

Total investment income and additions	26,592,282	12,810,079

Deductions from net assets attributed to:
Deemed loan distributions	34,263	23,648
Benefits paid to participants	3,708,300	1,997,519
Other expenses	—	375

Total deductions	3,742,563	2,021,542

Increase in net assets available for benefits	22,849,719	10,788,537

Net assets available for benefits, beginning of year	26,478,513	15,689,976

Net assets available for benefits, end of year	$49,328,232	$26,478,513

The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

A. Description of the Plan

Plan Description

The Plan is sponsored by EXCO Resources, Inc. (the “Company” or “Plan Sponsor”). During 2009 and 2008, the Plan’s administrator was CPI Qualified Plan Consultants (“CPI”). The Plan was self directed through May 21, 2009, at which time the Plan’s trustee became Central Bank & Trust. As described in Note J. Subsequent Event, for the 2010 plan year, the Plan changed their record keeper and trustee to Prudential Bank and Trust, FSB. The following descriptions provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1999, as a defined contribution plan covering employees of the Company who are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death.

Contributions

Participants may contribute up to 50% of pre-tax annual compensation, as defined by the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the “Code”) as defined in the Plan agreement. The limit for participant salary deferrals was $16,500 and $15,500 for 2009 and 2008, respectively. Participants may also rollover amounts representing distributions from other qualified retirement plans.

Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

The Plan Sponsor matches 100% of all employee contributions.

Effective January 1, 2009 employees are automatically enrolled in the Plan with a contribution of 2% of compensation, unless otherwise directed. During 2009, the American Funds Money Market Fund was the default investment option for automatic enrollment deferrals.

Participant Accounts

Each participant’s account is credited with the participant’s elective contribution, employer contribution, and earnings thereon. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

A. Description of the Plan – Continued

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Participants hired prior to January 1, 2008, were immediately fully vested in their Company matching contributions, effective December 31, 2007. Participants hired on or subsequent to January 1, 2008, vest in their Company matching contributions plus actual earnings thereon based on the following schedule:

One-year anniversary of hire	25%
Two-year anniversary of hire	50%
Three-year anniversary of hire	75%
Four-year anniversary of hire	100%

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their vested account balance. Loan terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed a repayment period used by commercial lenders for similar loans. At December 31, 2009, maturity dates on existing loans range from January 2010 through November 2038. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2.00%, as defined by the Participant Loan Program. Interest rates ranged from 5.25% to 10.25% for 2009 and 2008. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

Participants withdrawing amounts from their account during the year for reasons of service or disability, retirement, death (withdrawn by participant’s estate), or termination are entitled to their vested account balance. Benefits are distributed in the form of rollovers, lump sums, or installment payments. Disbursements for benefits are recorded when paid.

A participant may receive a hardship distribution from salary reduction contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses incurred by the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for funeral or burial expenses for the participant’s deceased parent, participant’s spouse, children or dependents; or (6) for expenses to repair damage to the participant’s principal residence that would qualify for the casualty income tax deduction.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

A. Description of the Plan – Continued

Investment Options

The Plan provides for contributions to be invested by the Trustee among a variety of mutual fund options and the Company unitized stock fund, in accordance with participant investment elections and the provisions of the trust agreement. Participants should refer to the Plan website for additional fund information.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year. Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

Risks and Uncertainties

These investments are subject to market or credit risks customarily associated with debt and equity investments. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

B. Summary of Significant Accounting Policies – Continued

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

C. Investments

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at December 31:

Description	2009
EXCO Resources, Inc. Unitized Stock Fund	$8,932,765
American Funds Money Market Fund	6,092,903
American Funds Growth Fund of America	5,384,242
Hartford Capital Appreciation Fund	3,926,924
American Funds New Perspective Fund	3,870,225
American Funds Capital World Growth and Income Fund	3,859,446
American Funds Investment Company of America Fund	3,018,560

Description	2008
American Funds Money Market Fund	$3,683,009
American Funds Growth Fund of America	3,197,965
EXCO Resources, Inc. Unitized Stock Fund	3,108,273
Hartford Capital Appreciation Fund	2,265,307
American Funds New Perspective Fund	2,241,950
American Funds Capital World Growth and Income Fund	2,046,883
American Funds Investment Company of America Fund	2,024,680

Common stock of the Company represented approximately 18% and 12% of total net assets available for benefits at December 31, 2009 and 2008, respectively.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

C. Investments – Continued

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

	2009	2008
Registered investment companies	$7,475,096	$(9,059,915)
Unitized employer stock fund	4,913,192	(1,140,968)

	$12,388,288	$(10,200,883)

D. Fair Value Measurements

The Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 for Fair Value Measurements and Disclosures, as of January 1, 2008, which among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. FASB ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

D. Fair Value Measurements – Continued

In establishing a fair value hierarchy for the Plan’s investments, in accordance with ASC 820, the following value methodologies were used for each type of investment:

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Participant notes receivable: Valued at amortized cost, which approximates fair value.

Unitized Stock Fund: Valued at the closing price reported on the active market on which shares of EXCO common stock are traded plus the NAV of short-term investments determined by the plan sponsor. The short-term investments are used to meet participant requests to sell units (for exchanges to other available funds, withdrawals, distributions, or loans) without waiting the standard three business days for the proceeds from an individual sale of EXCO common stock to be received.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds
Cash and cash equivalents	$6,092,903	$—	$—	$6,092,903
Equity funds	27,367,937	—	—	27,367,937
Fixed funds	3,836,106	—	—	3,836,106
Balanced funds	2,113,333	—	—	2,113,333
Unitized stock fund	8,932,765	—	—	8,932,765
Participant loans	—	—	720,346	720,346

	$48,343,044	$—	$720,346	$49,063,390

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

D. Fair Value Measurements – Continued

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds
Cash and cash equivalents	$3,687,893	$—	$—	$3,687,893
Equity funds	15,445,863	—	—	15,445,863
Fixed funds	2,290,040	—	—	2,290,040
Balanced funds	1,291,971	—	—	1,291,971
Unitized stock fund	3,108,273	—	—	3,108,273
Participant loans	—	—	433,399	433,399

	$25,824,040	$—	$433,399	$26,257,439

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance, January 1, 2008	$144,698
New Loans	385,302
Payments	(89,168)
Withdrawals	(7,433)

Balance, December 31, 2008	$433,399
New Loans	579,760
Payments	(258,550)
Withdrawals	(34,263)

Balance, December 31, 2009	$720,346

E. Tax Status

The Company has adopted the CPI Qualified Plan Consultants, Inc. Defined Contribution Prototype Plan and Trust Agreement, which has been approved by the IRS on August 30, 2001, for use by employers as a qualified plan. The Plan is qualified under Section 401(a) of the Code and is exempt from federal income taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

F. Forfeitures

The Plan allows for the forfeited balances of terminated participants’ non-vested accounts to be utilized to reduce employer contributions. During the year-ended December 31, 2009 and 2008, forfeited balances used to reduce employer contributions approximated $13,949 and $8,534, respectively. At December 31, 2009, and 2008, the balances in the forfeiture account were $36,370 and $17,357, respectively.

G. Transactions with Parties-in-Interest

Participants have the option to invest their salary deferrals into a unitized fund of the common stock of the Company. Transactions in this unitized fund qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.

H. Reconciliation of Financial Statements to Form 5500

There are no material reconciling items between the net assets reported in the audited financial statements and the Schedule H of the Form 5500 for the year-ended December 31, 2009.

I. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, the net assets of the Plan would be distributed among the participants in accordance with ERISA.

J. Subsequent Event

For the 2010 plan year, the Plan changed record keepers and trustee to Prudential Bank & Trust, FSB, and the Plan name was changed to the EXCO Resources, Inc. 401(k) Plan. Additionally, automatic enrollment was increased from 2% to 3% of compensation. Effective February 1, 2010, the automatic deferrals were increased by 1% of compensation each year of the anniversary of enrollment date, to a maximum deferral rate of 6%. For the 2010 plan year, automatic enrollment deferrals are now defaulted into a moderate risk tolerance fund based on the participant’s age.

SUPPLEMENTAL SCHEDULE

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT YEAR END)

EMPLOYER ID NUMBER: 74-1492779, PLAN NUMBER 001

DECEMBER 31, 2009

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Investments in mutual funds:
	American Funds	American Funds New Perspective Fund	$3,870,225
	American Funds	American Funds Intermediate Bond Fund of America	465,891
	American Funds	American Funds Money Market Fund	6,092,903
	American Funds	American Funds US Government Securities Fund	1,366,444
	American Funds	American Funds Growth Fund of America	5,384,242
	American Funds	American Funds Investment Company of America Fund	3,018,560
	American Funds	American Funds American Balanced Fund	2,113,333
	American Funds	American Funds Capital Income Builder Fund	1,094,026
	American Funds	American Funds Capital World Growth and Income Fund	3,859,446
	American Funds	American Funds Bond Fund of America	920,471
	American Funds	American Funds Fundamental Investors Fund	1,202,621
	American Funds	American Funds SMALLCAP World Fund	2,240,052
	American Funds	American Funds Capital World Bond Fund	379,573
	Hartford	Hartford Capital Appreciation Fund	3,926,924
	Lord Abbett	Lord Abbett Mid Cap Value Fund	1,967,813
	Lord Abbett	Lord Abbett Bond Debenture Fund	1,083,301
	Lord Abbett	Lord Abbett Small Cap Blend Fund	424,454

			39,410,279
*	EXCO Resources	EXCO Resources, Inc. Unitized Stock Fund	8,932,765
*	Participants notes receivable	Notes receivable from participants, interest rates range from 5.25% to 10.25% with maturities of January 2010 through November 2038	720,346

		Total investments	$49,063,390

*	Party-in-interest
Note:	Category (d) cost of the investments is excluded from this schedule as all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, a trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

EXCO RESOURCES, INC. EMPLOYEES SAVINGS TRUST

Date: June 29, 2010	/S/ J. DOUGLAS RAMSEY
J. Douglas Ramsey, Plan Committee

Exhibit Index

NUMBER	Exhibit

23.1*	Consent of independent registered public accounting firm.

*	included herewith